                         [UBS Securities LLC Letterhead]

April 20, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:      Division of Investment Management

Re: Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund Form N-2 Registration Statement (File No. 333-113177)

Dear Sir or Madam:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, UBS Securities LLC, as representative of the several Underwriters, hereby joins the above-referenced registrant in requesting that the effective date of such Registration Statement be accelerated so that it will be declared effective by 2 p.m. EST on April 26, 2004, or as soon thereafter as possible.

The following information with respect to the expected approximate distribution of Preliminary Prospectuses dated March 29, 2004 and distributed between March 29, 2004 and April 20, 2004 is furnished pursuant to Rule 460 under the Securities Act of 1933:

EATON VANCE TAX-ADVANTAGED GLOBAL DIVIDEND OPPORTUNITIES FUND

                                                                                 No. of Copies
                                                                                 -------------
To Individuals / Institutions / Prospective Underwriters                               225,975
To Statistical, Public Services, NASD, NYSE                                                 25
                                                                                 -------------
TOTAL                                                                                  226,000

With respect to Rule 15c2-8 under the Securities Exchange Act of 1934 (the "Rule"), we wish to advise the Commission that the Underwriters will distribute copies of the Preliminary Prospectus to any person who is expected to receive a confirmation of sale at least 48 hours prior to the date we expect to mail such confirmations. Selected dealers, if any, represent that they will comply with the Rule.

Yours truly,

UBS SECURITIES LLC


By: /s/ Todd A. Reit
    ----------------
    Todd A. Reit
    Managing Director